VIA ELECTRONIC TRANSMISSION

July 25, 2018

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	GENTOR RESOURCES INC
Revised Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual and Special Meeting of Security Holders for the subject issuer:

1	ISIN:	KYG382751140

	CUSIP:	G38275114

2	Date Fixed for the Meeting:	August 31, 2018

3	Record Date for Notice:	July 16, 2018

4	Record Date for Voting:	July 16, 2018

5	Beneficial Ownership Determination Date:	July 16, 2018

6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON

7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON

8	Business to be conducted at the meeting:	Annual and Special

9	Notice-and-Access:
	Registered Shareholders:	NO
	Beneficial Holders:	NO
	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,
TSX Trust Company

" Rosa Vieira "
Senior Relationship Manager
Rosa.Vieira@tmx.com

301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1	www.tsxtrust.com